4 First American Way Santa Ana, CA 92707 Direct 714.250.7662 Fax 714.250.6917 corelogic.com

June 7, 2012

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Attn: Gabriel Eckstein

Re:	CoreLogic, Inc.
Registration Statement on Form S-4
Initially Filed on March 9, 2012
File No. 333-180033

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CoreLogic, Inc. (the “Company”) hereby requests, on its behalf and on behalf of the additional registrants named in the Registration Statement (as defined below) (such additional registrants, together with the Company, the “Co-Registrants”), that its Registration Statement on Form S-4 (File No. 333-180033), as amended (the “Registration Statement”), be declared effective at 4:00 p.m., Washington, D.C. time, on June 8, 2012, or as soon thereafter as practicable.

In connection with the acceleration of the declaration of effectiveness of the Registration Statement, the undersigned hereby acknowledges on behalf of the Co-Registrants that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Co-Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	the Co-Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to this matter, please contact the undersigned at (714) 250-7662 or our outside counsel, Sharon Flanagan, Sidley Austin LLP at (415) 772-1271.

Securities and Exchange Commission

Very truly yours,

CORELOGIC, INC.

By:	/s/ Stergios Theologides
Name:	Stergios Theologides
Title:	Senior Vice President, General Counsel and Secretary